Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which are filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and Bylaws for additional information.

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock. As of the date of this annual report, 1,428,464 shares of common stock, $0.00001 par value, were issued and outstanding. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably such dividends if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of shares of common stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock. Our Board of Directors has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, and could adversely affect the rights and powers, including voting rights, of our common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

Pursuant to the Series A Certificate of Designation filed with the Secretary of State of Delaware on January 3, 2022, we are authorized to issue up to 100,000 shares of Series A Preferred Stock with a stated value of $0.00001 per share.

Each share of Series A Preferred Stock is entitled to 10,000 votes. The holders of shares of Preferred Stock are entitled to vote on all matters on which our common stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation.

The holders of the Series A Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series A Preferred Stock would be entitled to receive the initial stated value of our preferred stock.

If any shares of Series A Preferred Stock shall be converted, redeemed or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of preferred stock.

As of the date of this annual report, there were 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are owned by Blake Janover, our Chief Executive Officer and Chairman.

Listing

Our common stock is listed on the Nasdaq Capital Market under the trading symbol “JNVR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Colonial Stock Transfer Company, Inc. The address for Colonial Stock Transfer Company, Inc. is 7840 S. 700 E., Sandy, Utah 84070, and the telephone number is (801) 355-5740.